Exhibit 99.1

Mountain Province Diamonds Files Gahcho Kué Project, 2014 Feasibility Study Report

Financial Advisor Retained to Arrange Project Debt Facility

Shares Issued and Outstanding: 106,039,522
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, May 14, 2014 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) today announced that the Gahcho Kué Project - 2014 Feasibility Study Report has been filed and will be available on SEDAR, EDGAR and the Company's website.

The Gahcho Kué Project is a Joint Venture between Mountain Province (49%) and DeBeers Canada (51%). As previously announced, the Gahcho Kue Project, 2014 Feasibility Study Report project highlights are as follows:

Financial and project highlights:

• IRR (excluding sunk costs)	32.6%*
• NPV @ 10%	Cdn$1.005B
• Capital to completion (2013$ unescalated)	Cdn$858.5M**
• Working capital	Cdn$80.1
• Ramp up operating costs through Jan '17	Cdn$82.0M
• Sustaining capital LOM (including closure cost)	Cdn$92.7M
• Operating costs (per tonne processed, incl. sorting)	Cdn$72.51
• Mine operational life	12 years
• Average annual production	3 million tonnes
• Total diamond production	53.4 million carats
• Average annual diamond production	4.45 million carat
• Diamond revenue	US$149.66 per carat***

*After taxes/royalties and unleveraged
**Including Cdn$75.6M contingency
***Diamond revenue for the Feasibility Study is derived from the modeled diamond price estimate provided by WWW International Diamond Consultants (February 2014 price book) exclusive of any marketing fees post government valuation. Price forecasting is inclusive of a real 1.5% escalation over LOM. Average modeled diamond price in 2014$ is US$118.38

The average annual production for the first three years of full production (2017 - 2019) is estimated at 5.6 million carats.  The ramp up costs of Cnd$82.0M noted above does not take into consideration the revenue expected from the estimated production of approx. 1 million  attributable carats during the production ramp-up period between September 2016 through January 2017.

"The feasibility study report confirms an economically robust, technically credible and environmentally sound development plan for the Gahcho Kué mine", said Mountain Province CEO Patrick Evans.

Mountain Province is also pleased to announce the appointment of Mr. George Rogers, CEO of Rockface Capital Ltd., as financial advisor to the Company in respect of the arrangement of a debt facility required for the completion of the development of the Gahcho Kué Project.

Patrick Evans noted: "The Company has received indicative term sheets from a number of potential bank and non-bank lenders. With the support of Mr. Rogers we will be evaluating these proposals with a view to selected a preferred lender in the near future and completing loan agreements prior to the end of 2014".

****

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1
Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 10:20e 14-MAY-14